# Joint Venture Agreement

This Joint Venture Agreement (the "JV Agreement"), made on December 17, 2014 (the "Effective Date") by and between JAY KIM, a United States citizen with the passport number 452067115 and residential address at 24332 Brookwood Drive, Diamond Bar, California 91765, United States of America ("JAY KIM") and MAGITECH Co., Ltd., a company incorporated under the laws of Korea with tax identification number 314-81-84378 and its principal place of business at Second Floor, 641 Yuseong-daero, Yuseong-gu, Daejeon, the Republic of Korea ("MAGITECH") (collectively referenced herein as "Co-Venturers" or "Parties" and individually as a "Party").

The Parties wish to establish a Joint Venture (as defined below) for the purpose of research and development, manufacturing and sale of coffee related products and water related products, and the global establishment of the "Re:Born Coffee" brand and "Re:Born Water" brand as well as retail locations in each case in the Business Territory (as defined below) (the "Joint Venture Purpose"); and

The Parties wish to enter into the JV Agreement to carry out the Joint Venture Purpose and to define the respective rights and obligations of the Parties with respect to the Joint Venture.

Therefore, in consideration of the mutual promises, covenants, warranties and conditions herein, the Parties agree as follows:

## ARTICLE 1 - GENERAL PROVISIONS

1.01 Name of Business. The Parties hereby form and establish a Joint Venture to be conducted under the name of REBORN GLOBAL HOLDINGS, INC., (hereinafter referred to as the "Joint Venture").

1.02 Place of Business and Business Territory. The principal place of business of the Joint Venture shall be located at 2100 EAST VALENCIA DRIVE, SUITE B, FULLERTON, CALIFORNIA 92831, USA or such other place as the Parties may from time to time agree upon and designate. For the purpose of this JV Agreement, the "Business Territory" shall mean worldwide (excluding the Republic of Korea and its lawful territories).

1.03 Legal Form and Title to the Joint Venture. The Parties agree that the Joint Venture shall take the form of a corporation incorporated in the State of California or such other legal form that the Parties may agree to be mutually tax efficient to the Parties, based on tax advice from the respective tax advisors of the Parties. The Parties further agree that the legal title to the Joint Venture's property and assets shall remain in the name of the Joint Venture.

1.04 Term of the Agreement. This JV Agreement shall become effective on the date first written above and shall continue in existence until this JV Agreement is terminated or such time that the Joint Venture is voluntarily liquidated, or dissolved by law or as hereinafter provided.

## ARTICLE 2 - GENERAL DEFINITIONS

The following comprise the general definitions of terms utilized in this JV Agreement:

2.01 Affiliate. An Affiliate of an entity is a person that, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control of such entity. "Control" shall mean the power to direct the management and/or the policy of a person whether through ownership of voting shares or interests, or through the power (by law or by contract) to appoint a majority of the members of the board of directors or similar decision-making body or through contractual or similar arrangements.

2.02 Capital Contribution(s). The capital contribution to the Joint Venture actually made by the Parties, including through in-kind contribution of assets and/or property or cash contributions made.

## ARTICLE 3 - CAPITAL CONTRIBUTION, SHARE INTEREST, AND OBLIGATIONS OF THE JOINT VENTURERS

3.01 JAY KIM's Contribution. JAY KIM shall invest his time, efforts, resources and cash into the Joint Venture in the aggregate amount of 1.5 Million U.S. Dollars (USD$ 1,500,000.00) in accordance with the cash contribution schedule set forth in Schedule 3.01 attached hereto, and in exchange therefor shall subscribe for, or otherwise acquire, seventy percent (70%) of the shares of common stock, or equity interest in, the Joint Venture.

3.02 MAGITECH's Contribution. MAGITECH shall be responsible for providing all technical resources and intellectual property support for the Joint Venture Purpose and its product development that are reasonably deemed by the Parties to be required or necessary to conduct the operations of the Joint Venture to achieve the Joint Venture Purpose. In addition, MAGITECH shall sell and transfer to the Joint Venture those equipment and materials for consideration to be separately determined and agreed by and between the Joint Venture and MAGITECH. As consideration for MAGITECH's contribution to the Joint Venture, MAGITECH shall subscribe for, otherwise acquire, thirty percent (30%) of the shares of common stock, or equity interest in, the Joint Venture within sixty (60) days from the Effective Date (or such other date to be determined by mutual agreement of the Parties in writing) (the "Closing Date"); provided that MAGITECH has obtained all necessary approvals and/or consents from the government and regulatory authorities in the Republic of Korea and the United States of America, as applicable, on or prior to the Closing Date.

3.03 Other Activities of the Parties. The Parties agree that each Party is an independent contractor and that neither Party is an agent of the other Party or the Joint Venture. For the avoidance of doubt, each Party may engage in other ventures or business of any nature that does not directly compete with the business of the Joint Venture in the Business Territory as herein contemplated, other than any pre-existing other business venture(s) which were made known to the other Party, and neither the Joint Venture nor the other Party shall have any right or claim of any nature whatsoever in such independent ventures, business or the income and profits derived therefrom.

3.04 Representations and Warranties of each Party. Each Party hereby represents and warrants to the other Party that the execution and delivery by each such Party to this JV Agreement and the documents referred to in it, and compliance with their respective terms, shall not breach or constitute a default under such Party's constitutional documents (in the case of a person who is not a natural person), or any other agreement or instrument to which any such Party is a party or by which such Party is bound, and shall not constitute a breach under any order, judgment, decree or other restriction applicable to such Party.

## ARTICLE 4 - ALLOCATIONS

4.01 Percentage of Interest in the Joint Venture. The respective percentage interest in the Joint Venture owned by each Co-Venturer, respectively, is as follows:

JAY KIM- Seventy Percent (70%)

MAGITECH- Thirty Percent (30%)

To the extent that the cash contribution of JAY Kim pursuant to Section 3.01 occurs after the Closing Date, the Parties agree to cause appropriate changes to the capital structure of the Joint Venture (including, without limitation, adjusting the number and the amount of shares of common stock to be issued) in order to ensure that the shareholding percentage in this Section 4.01 is maintained unless otherwise agreed by the Parties hereto.

4.02 Payment of Expenses. All expenses of the Joint Venture shall be paid by JAY KIM and shall be reimbursed by the Joint Venture to the extent reasonable and properly documented.

## ARTICLE 5 – RIGHTS AND DUTIES OF THE PARTIES

5.01 Board of Director(s). The Joint Venture's Board of Directors shall consist of six (6) directors composed of three (3) directors who are nominees of JAY KIM and three (3) directors who are nominees of MAGITECH. As soon as practically possible after the date hereof, each of JAY KIM and MAGITECH shall provide to the other Party the list of the directors that each such Party intends to nominate.

5.02 Management of the Joint Venture. Board of Directors shall have full, exclusive and complete authority and discretion in the management and control of the business of the Joint Venture for the purposes herein stated and shall make all decisions affecting the business of the Joint Venture. Subject to and without prejudice to the provisions of Section 5.03 below, any action taken by the Board in compliance with applicable law and this JV Agreement shall constitute the act of, and serve to bind, the Joint Venture. Board of Director(s) shall manage and control the affairs of the Joint Venture to the best of its ability and shall use its best efforts to carry out the business of the Joint Venture. In doing so, subject to Section 5.03 below, the Board of Director(s) shall nominate and appoint a Chief Executive Officer to manage and control such daily affairs of the Joint Venture, including but not limited to the appointment of exclusive and non-exclusive distributors of the Joint Venture's products, which, for the avoidance of doubt, shall not require any written preapproval from the Board of Directors. Notwithstanding the foregoing and unless otherwise stipulated in this JV Agreement, any decision or action by the Board of Directors shall be made by the affirmative majority vote of the Board of Directors, provided that at least one (1) director nominated by JAY Kim and at least one (1) director nominated by MAGITECH shall affirmatively approve any such matter submitted to the Board of Directors.

5.03 Powers of Joint Venturers. Notwithstanding anything to the contrary herein, the Joint Venture may enter into, or effect, the following matters and exercise the requisite powers in connection therewith, only with the prior written consent of each of the Parties:

    (a) The power to change the Board of Directors or to create any sub-committee thereof;

    (b) The power to amend the Constitutional Documents (as defined below) of the Joint Venture;

    (c) The power to authorize or issue any additional shares, security or interests in the Joint Venture to any person or otherwise increase the capital of the Joint Venture;

    (d) The power to buy back or repurchase any shares, security or interests of the Joint Venture;

    (e) The power to appoint or nominate a Chief Executive Officer for daily operations;

    (f) The power to borrow money on the general credit of the Joint Venture in any amount, or to create, assume, or incur any indebtedness to any person or entity;

    (g) The power to make loans in any amount, to guarantee obligations of any person or entity, or to make any other pledge or extension of credit;

    (h) The power to purchase or otherwise acquire any other property except in the ordinary course of business of the Joint Venture;

(i) The power to establish, approve, or otherwise agree to a production/manufacturing plant, organization, or site;

(j) The power to sell, encumber, mortgage or refinance any loan or mortgage on any of the Joint Venture assets or property;

(k) The power to amend, terminate or otherwise alter, or attempt to do any of those acts in respect of, any material contract of the Joint Venture, provided that a material contract of the Joint Venture shall mean a contract whose stated value is in excess of US$300,000;

(l) The power to change or amend the dividend policy of the Joint Venture or to set and declare dividends that deviate from the dividend policy;;

(m) The power to confess, or agree to, any judgment against the Joint Venture, or to create, assume, incur or consent to any charge (including any deed of trust, pledge, encumbrance or security interest of any kind) upon any property or assets of the Joint Venture; and

(n) The power to dissolve or liquidate the Joint Venture or enter into any reorganization, restructuring or any other similar arrangements with the creditors of the Joint Venture.

5.04 Additional Obligations of the Parties and the Joint Venture. The Parties and the Joint Venture hereby agree to the following matters:

(a) Discuss and agree on an annual budget for each financial year commencing on January 1 of each year (the "Annual Budget") during the period of sixty (60) days prior to the end of the previous financial year except that for the first year of operation, the Parties shall agree to the Annual Budget for the first year during the period of sixty (60) days from the date hereof;

(b) Implement a dividend policy pursuant to which the Joint Venture shall distribute at least forty percent (40%) of its distributable profits in any given year immediately following the annual ordinary meeting of the shareholders in respect of such financial year;

(c) Adopt the articles of incorporation/certificate of incorporation or any such other constitutional document of the Joint Venture (the "Constitutional Documents") that accurately and completely incorporates the terms of this JV Agreement; provided that to the extent that there is any discrepancy that exists between the terms of this JV Agreement and the Constitutional Documents, the terms of this JV Agreement shall prevail and the Parties shall take any and all further actions necessary to amend the Constitutional Documents to conform their terms to the terms of this JV Agreement, which acts may include, without limitation, the Parties' casting their votes at the meeting of the shareholders; and.

(d) Cause seven percent (7%) of the gross profit (calculated by subtracting the cost of sales from gross sales) generated by the Joint Venture as determined based on generally accepted accounting standards in the United States of America and approved by the Board of Directors to be reinvested into research and development for the Joint Venture's Purpose in the form of research & development contribution to be made by the Joint Venture to MAGITECH; provided that any and all Derivative Works (as defined below), Intellectual Property Rights (as defined below), Technology (as defined below) and Technology Improvements (as defined below) so developed by MAGITECH shall remain in the sole ownership of MAGITECH subject only to the right of the Joint Venture to use, at its option, such Derivative Works, Intellectual Property Rights, Technology and Technology Improvements on a royalty-free basis during the term of this JV Agreement.

5.05 No Liability to Third Parties. The debts, obligations and liabilities of either Party whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of such Party, and no other Party shall be obligated for any such debt, obligation or liability of such Party solely by reason of being a party to this JV Agreement or an equity interest holder of the Joint Venture.

5.06 Deadlock. In the event the Board of Directors of the Joint Venture or the Parties Joint Venturers are divided on a material issue and cannot agree on the conduct of the business and affairs of the Joint Venture which cannot be resolved for a period of not less than forty-five (45) days, then a deadlock between the Parties shall be deemed to have occurred. Upon the occurrence of a deadlock, either Party may elect to purchase the equity interest in the Joint Venture owned by the other Party at a price calculated as such offeree Party's percentage interest in a total purchase price for all of the equity interests in, and/or the assets of, the Joint Venture (the "Buyout") by giving written notice to the other Party of its intention of the Buyout (the "Buyout Notice"). Once a Party sends to the other Party the Buyout Notice, each Party shall, at 5:00 pm (Pacific Standard Time or Pacific Daylight Saving Time, as the case may be) on the date that falls on the thirtieth day (30th day) from the date of the Buyout Notice (the "Offer Deadline"), submit to the other Party in writing a firm offer to purchase the equity interests of the other Party, stating the total purchase price for all of the equity interests in, and/or the assets of, the Joint Venture, (the "Offer Price") and the price offered for the equity interest in the Joint Venture owned by the other Party expressed as the offeree Party's percentage equity interest in the Joint Venture multiplied by the Offer Price. Based on the comparisons of the respective Offer Price of each Party, the Party that has offered the higher Offer Price (the "Higher Offeror") shall have the right and the obligation to buy from the party that has offered the lower Offer Price (the "Lower Offeror") the equity interest of the Lower Offeror, and the Lower Offeror shall have the right and the obligation to sell its the equity interest to the Higher Offeror, at the price calculated by multiplying the Lower Offeror's percentage equity interest in the Joint Venture multiplied by the higher Offer Price. The Higher Offeror shall have ninety (90) days from the date of the Buyout Notice to the Lower Offeror and pay the designated price and satisfy the terms of such purchase. Should a Party fail to submit an offer by the Offer Deadline or at all, the other Party that submits the offer shall be elected as the Higher Offeror and the first Party shall be construed to be the Lower Offer for the purpose of this provision.

5.07 08 Prohibition on Transfers of Equity Interests. Except as otherwise expressly permitted herein, neither Party may sell, transfer, assign or encumber ("Transfer") its equity interest in the Joint Venture, or admit or accept additional parties to participate in the equity interest in the Joint Venture, without the prior written consent of the other Party; provided that so long as this JV Agreement remains in force and effect, at any time after the Closing Date, MAGITECH shall have the right to Transfer up to ten percent (10%) of the equity interest in the Joint Venture held by MAGITECH (representing one-third (1/3) of its aggregate thirty percent (30%) of the equity interest in the Joint Venture) to Mr. Myungjin "Moses" Park, a Korean citizen with passport number M12064240 and residential address at Seoul City, Jung-Gu, Shin Dang 4 Dong, Samsung APT 110 Dong 103 Ho ("MYUNGJIN PARK") within one (1) day from the Effective Date; provided, further, that MAGITECH shall remain responsible to the other Party for the exercise of any and all rights and the performance of any and all obligations under this JV Agreement in respect of the equity interest so Transferred and shall cause "MYUNGJIN PARK" to deliver any and all such documentation (e.g., power-of-attorney and custody agreements) as appropriate to effect this provision. To the extent that either Party is permitted with the prior written consent of the other Party to Transfer its equity interest to a third party, the Transferring Party shall ensure and shall remain responsible to the other Party for the exercise of any and all rights and the performance of any and all obligations under this JV Agreement in respect of the equity interest so Transferred and shall cause the Party to whom such equity interest was Transferred to deliver any and all such documentation (e.g., power-of-attorney and custody agreements) as appropriate to effect this provision.

## ARTICLE 6 - AGREEMENTS WITH THIRD PARTIES AND WITH AFFILIATES OF THE CO-VENTURERS

6.01 Validity of Transactions. Affiliates of the Parties to this JV Agreement may be engaged to perform services for the Joint Venture. The validity of any transaction, agreement or payment involving the Joint Venture and any such Affiliates of the Parties to this JV Agreement otherwise permitted by the terms of this JV Agreement shall not be affected by reason of the relationship between them and such Affiliates or the approval of said transactions, agreement or payment.

6.02 Other Business of the Parties to this JV Agreement. The Parties to this JV Agreement and their respective Affiliates may have interests in businesses other than the Joint Venture or the Business. The Joint Venture shall not have the right to the income or proceeds derived from such other business interests and, even if they are competitive with the Business, such business interests shall not be deemed wrongful or improper solely as a result thereof.

## ARTICLE 7 - CONFIDENTIALITY; INTELLECTUAL PROPERTY RIGHTS

7.01 Confidential Information. "Confidential Information" means nonpublic information that (a) the disclosing Party designates as confidential, or (b) which, under the circumstances surrounding disclosure, ought to be treated as confidential. Confidential Information may include, without limitation, Technology, Technology Improvements, Derivative Works, Intellectual Property Rights, marketing materials, ideas, know-how, methods, formulae, processes, designs, apparatus, devices, techniques, systems, flow charts, sketches, photographs, plans, drawings, specifications, computer programs or software, samples, studies, findings, data, reports, projections, plant and equipment expansion plans, lists or identities of employees, customers, financial statements or other financial information, pricing information, cost and expense information, product development and marketing plans, compositions of matter, discoveries and inventions (whether or not patentable), works of authorship (whether or not protected under copyright laws), information, algorithms, procedures, notes, summaries, descriptions, results and the like.

7.02 Derivative Works. "Derivative Works" means works that are based upon one or more pre-existing works, such as: (a) for copyrightable or copyrighted material, any translation, portation, modification, correction, addition, extension, upgrade, improvement, compilation, abridgment, revision or other form in which such material may be recast, transformed, or adapted; (b) for patentable or patented material, any improvement thereon; and (c) for material that is protected by trade secret, any new material derived from such existing trade secret material, including new material that may be protected by any of copyright, patent, and trade secret.

7.03 Intellectual Property Rights. "Intellectual Property Rights" means any and all patent, copyright, trademark, trade secret, know-how, trade dress or other intellectual or industrial property rights or proprietary rights (including, without limitation, all claims and causes of action for infringement, misappropriation or violation thereof and all rights in any registrations, applications and renewals thereof), whether existing now or in the future, whether worldwide or in individual countries or political subdivisions thereof, or regions, including, without limitation, the United States.

7.04 Technology. "Technology" means materials, packaging, products, know-how and methods of manufacturing thereof as provided by a Party herein, and including all Intellectual Property Rights embodied therein and any Derivative Works thereof. Technology further means, without limitation, any designs, materials, methods, formulae, processes, technology, apparatus, devices, techniques, systems, flow charts, sketches, photographs, plans, drawings, specifications, proprietary information, know-how, trade secrets, computer programs or software, samples, studies, findings, data, reports, projections, manufacturing specifications and methods, testing specifications and methods, pricing information, cost and expense information, product development and marketing plans, compositions of matter, discoveries and inventions (whether or not patentable), works of authorship (whether or not protected under copyright laws), information, algorithms, procedures, notes, summaries, descriptions and development results related to any materials, packaging, products, know-how and methods of manufacturing thereof.

7.05 Technology Improvements. "Technology Improvements" means any proprietary information, know-how, trade secrets, programs, designs, processes, methods, formulae, compositions of matter, documents, materials, technology, data, Intellectual Property Rights, or Derivative Works in envelopments and/or conceptions created, obtained or developed by either Party alone (including through the efforts of any independent contractor or affiliate of that Party) or together with the other Party that: (a) are based on, derived from or are direct improvements to Technology, (b) can be used in or in the production of Technology, or (c) provide alternatives for use in the production of Technology that, if so used, reasonably would: (i) add Technology capability or increase Technology efficiency or quality, (ii) reduce Technology manufacturing or Technology costs, and/or (iii) facilitate the manufacturing of technology.

7.06 Treatment of Proprietary and Confidential Information. Proprietary and Confidential Information shall be treated as follows:

(a) In connection with the performance of this JV Agreement, each Party contemplates the disclosure by it of certain Confidential Information to the other Party. Each Party considers its Confidential Information to be an asset of substantial commercial value, having been developed at considerable expense, but will disclose such information to the other Party under the terms and conditions of this JV Agreement. Notwithstanding anything to the contrary herein, any such disclosure shall be made at the sole discretion of the Party owning such Proprietary and Confidential Information and such Party shall not have any obligation to disclose, and other Party shall not have any right to request the disclosure of, such Proprietary and Confidential Information.

i. During the Term and continuing thereafter for 5 year(s) from the termination or expiration of the Agreement, the Party receiving Confidential Information (the "Receiving Party") from the disclosing Party (the "Disclosing Party") shall (i) treat all Confidential Information disclosed by the Disclosing Party as secret and confidential and shall not disclose all or any portion of the Confidential Information to any other Person, except as provided in section 7.06.1(b), (ii) not use any of such Confidential Information except in the performance of the Receiving Party's covenants and obligations or otherwise as contemplated under this JV Agreement, and (iii) restrict access to Confidential Information to the Receiving Party's employees (including contractors, accountants and counsel and similar representative) who have a need to know such information in connection with the performance of the Receiving Party's obligations and covenants under this JV Agreement and shall be responsible to ensure that such employees maintain the terms of confidentiality and nonuse as required in this JV Agreement.

ii. In the event that either Party desires to use a third party service provider (the "Service Provider"), including, for example, an engineering design firm or a contract manufacturer, to develop or produce the Product using Technology or Technology Improvements, all parties to this JV Agreement must first enter into at least an acceptable non-disclosure and technology ownership agreement with the Service Provider. Neither Party to this JV Agreement may disclose any Confidential Information to a Service Provider unless (i) the Parties to this JV Agreement have individually, or corporately through a Joint Venture company, entered into a non-disclosure agreement with the Service Provider and (ii) the Service Provider has a presence in the United States and is able to be served legal documents in the United States or agrees, in writing, that it can be served and that United States Courts have personal jurisdiction over the Service Provider.

(b) Notwithstanding anything to the contrary herein, Confidential Information shall not include any information that: (a) is presently in the Receiving Party's possession, provided that such information has not been obtained from the Disclosing Party and that such possession can be demonstrated by the Receiving Party's written records; (b) is, or becomes, generally available to the public through no act or omission of the Receiving Party; (c) is received by the Receiving Party in written form from a third party having no binding obligation to keep such information confidential; or (d) is required to be disclosed by law, upon the advice of legal counsel.

(c) Specific Confidential Information shall not be deemed to be available to the public or in the possession of the Receiving Party merely because it is embraced by more general information so available or in said Receiving Party's possession, nor shall a combination or aggregation of features which form confidential information be deemed to be non-confidential merely because the individual features, without being combined or aggregated, are non-confidential.

(d) Each of the Parties hereby agrees that all written or other tangible forms of Confidential Information (including any materials generated by the Receiving Party related to any Confidential Information) shall be and remains the property of its owner and shall be promptly returned to the owner upon the written request of the owner.

(e) Neither the Agreement nor the disclosure of any information by the Disclosing Party shall be deemed to constitute by implication or otherwise, a vesting of any title or interest or a grant of any license, immunity or other right to the Receiving Party with regard to the Confidential Information. Additionally, except as expressly provided in this JV Agreement, the execution of the Agreement shall not operate, directly or indirectly, to grant to either Party any rights under any patent, trade secret or know-how now or hereafter owned by or licensed to the other Party.

(f) Each Party warrants that it is the rightful owner of the Confidential Information to be disclosed under this JV Agreement and that it has the lawful right to make such disclosure.

(g) In the event that the Receiving Party or any of its representatives are requested or required to disclose Confidential Information pursuant to a subpoena or an order of a court or government agency, the Receiving Party shall (a) promptly notify the Disclosing Party of the existence, terms and circumstances surrounding the governmental request or requirements; (b) consult with the Disclosing Party on the advisability of taking steps to resist or narrow the request; (c) if disclosure of Confidential Information is required, furnish only such portion of the confidential Information as the Receiving Party is advised by counsel is legally required to be disclosed; and (d) cooperate with the Disclosing Party in its efforts to obtain an order or other reliable assurance that confidential treatment be accorded to that portion of the Confidential Information that is required to be disclosed.

7.07 Remedy. Because money damages may not be a sufficient remedy for any breach of this Section of the Agreement by the Receiving Party, the Disclosing Party shall be entitled to seek equitable relief, including injunction and specific performance, as a remedy for any such breach of this Section. Such remedy shall not be deemed to be the exclusive remedy for a breach of this Section of the Agreement by the Receiving Party, but shall be in addition to all other remedies available at law or equity to the Disclosing Party. In the event of litigation relating to the Agreement, if a court of competent jurisdiction determines that the Receiving Party has breached this Section of the Agreement, then the Receiving Party shall be liable and pay to the Disclosing Party the reasonable attorney's fees, court costs and other reasonable expenses of litigation, including any appeal therefrom. The Receiving Party further agrees to waive any requirement for the posting of a bond in connection with any such equitable relief.

## ARTICLE 8 - INDEMNIFICATION OF THE PARTIES

The Parties to this JV Agreement shall have no liability to the other Party for any loss suffered which arises out of any action or inaction if, in good faith, it is determined that such course of conduct was in the best interests of the Joint Venture and such course of conduct did not constitute negligence or misconduct.

## ARTICLE 9 - DISSOLUTION

9.01 Events of the Parties. The Joint Venture shall be dissolved upon the happening of any of the following events:

(a) The adjudication of bankruptcy, filing of a petition pursuant to a Chapter of the Federal Bankruptcy Act, withdrawal, removal or insolvency of either of the parties.

(b) The sale or other disposition, not including an exchange of all, or substantially all, of the Joint Venture assets.

(c) Mutual agreement of the parties.

9.02 Rights and Obligations in Joint Venture Dissolution. Upon the termination or dissolution of the Joint Venture, the Parties shall proceed to liquidate the Joint Venture, and all proceeds of such liquidation shall be applied and distributed in the manner set above according to the interests held by each party in the Joint Venture. A reasonable time shall be allowed for the orderly liquidation of the Joint Venture's assets in order to minimize losses normally attendant upon such liquidation.

## ARTICLE 10 - MISCELLANEOUS PROVISIONS

10.01 Books and Records. The Joint Venture shall keep adequate books and records at its place of business, setting forth a true and accurate account of all business transactions arising out of and in connection with the conduct of the Joint Venture. Upon request by either Party, the Joint Venture shall provide copies thereof to the requesting Party or if deemed impracticable to do so, the Joint Venture shall provide reasonable access to the requesting Party to such books and records at its place of business during normal business hours.

10.02 Validity. In the event that any provision of this JV Agreement shall be held to be invalid, the same shall not affect in any respect whatsoever the validity of the remainder of this JV Agreement.

10.03 Integrated Agreement. This JV Agreement constitutes the entire understanding and agreement among the parties hereto with respect to the subject matter hereof, and there are no agreements, understandings, restrictions or warranties among the parties other than those set forth herein provided for.

10.04 Headings. The headings, titles and subtitles used in this JV Agreement are for ease of reference only and shall not control or affect the meaning or construction of any provision hereof.

10.05 Notices. Except as may be otherwise specifically provided in this JV Agreement, all notices required or permitted hereunder shall be in writing and shall be deemed to be delivered when deposited in the United States mail, postage prepaid, certified or registered mail, return receipt requested, addressed to the parties at their respective addresses set forth in this JV Agreement or at such other addresses as may be subsequently specified by written notice.

10.06 Dispute Resolution. Except for equitable relief as provided in Section 7.07, any and all disputes, controversies, or claims arising out of or relating to this JV Agreement, including without limitation, claims based on contract, tort, or statute, shall be determined by binding arbitration within the County of Los Angeles administered by the American Arbitration Association in accordance with its Commercial Arbitration Rules and judgment on the award rendered by the arbitrator may be entered in any court having jurisdiction. The arbitration hearings shall be conducted exclusively in Los Angeles County, California. In the event of a dispute over whether particular issues are arbitrable under this JV Agreement, the arbitrator, and not the court, shall determine whether or not the arbitrator has jurisdiction over such issues, and the arbitrator's decision as to the arbitrator's jurisdiction over issues shall be final and binding.

10.07 Applicable Law and Venue. This JV Agreement shall be construed and enforced under the laws of the State of California, United States of America.

10.08 Other Instruments. The parties hereto covenant and agree that they will execute each such other and further instruments and documents as are or may become reasonably necessary or convenient to effectuate and carry out the purposes of this JV Agreement.

*[Signature page follows.]*

IN WITNESS WHEREOF, the parties hereto have executed this JV Agreement as of the day and year first above written.

**Party 1:**

JAY KIM

Signed: [signature] 1-16/2015

Name: Jay Kim

Title: (Individual)

Address: 24332 Brookwood Drive
Diamond Bar, CA 91765
United States of America

Phone: +1 (562) 802-0240

Email: jay@wellspringusa.com

**Party 2:**

MAGITECH CO., LTD.

Signed: [signature] 1/16/2015

Name: Kyung-Bae Park

Title: President

Address: Second Floor
641 Yuseong-daero
Yuseong-gu, Daejeon
Republic of Korea

Phone: +82-10-5409-8120

Email: magitech@nate.com

## Schedule 3.01

## Cash Contribution Schedule for JAY KIM

On or prior to the Effective Date:                          USD200,000.00 (TWO HUNDRED THOUSAND US DOLLARS)

On or about the Closing Date:                              USD300,000.00 (THREE HUNDRED THOUSAND US DOLLARS)

Prior to the second (2$^{nd}$) anniversary of the Effective Date:   USD1,000,000.00 (ONE MILLION US DOLLARS)